FP: **truCrowd**


Green Growth Real Estate, LLC
1441 L ST NW
Washington, District of Columbia 20005
301-686-5162


OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit

	# Of Unitss	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

1.   Name of issuer: **Green Growth Real Estate, LLC**

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

- ☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- ☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- ☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- ☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- ☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- ☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

truCrowd

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Neil Parsan   Dates of Board Service: July 2019 to present

Principal Occupation: CEO, Director, Chairman
Employer: Green Growth Real Estate, LLC   Dates of Service: July 2019 to present
Employer's principal business:

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: CEO	Dates of Service: 7/2019 to present
Position: Director	Dates of Service: 7/2019 to present
Position: Chairman	Dates of Service: 7/2019 to present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: World Bank Group
Employer's principal business: Provides interest-free loans and grants to the governments of poorer countries for the purpose of pursuing capital projects
Title: Special Advisor
Dates of Service: 2017-2018
Responsibilities: Advisor

Employer: Organization of American States (OAS)
Employer's principal business: The Organization was established in order to achieve among its member states—as stipulated in Article 1 of the Charter—"an order of peace and justice, to promote their solidarity, to strengthen their collaboration, and to defend their sovereignty, their territorial integrity, and their independence."
Title: Cabinet Secretary for Integral Development
Dates of Service: 2015-2016
Responsibilities: Support, facilitate, and foster integral development in the member states in coordination with measures to strengthen democracy, multidimensional security, and the promotion of human rights.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Neil Parsan
Title: CEO   Dates of Service: July 2019 to present
Responsibilities: Seek and structure asset acquisitions

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office: None

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$9,400**
Maximum Amount	**1,070**	**$1,070,000**	**$1,005,800**

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: World Bank Group

Employer's principal business: Provides interest-free loans and grants to the governments of poorer countries for the purpose of pursuing capital projects

Title: Special Advisor

Dates of Service: 2017-2018

Responsibilities: Advisor

Employer: Organization of American States (OAS)

Employer's principal business: The Organization was established in order to achieve among its member states—as stipulated in Article 1 of the Charter—"an order of peace and justice, to promote their solidarity, to strengthen their collaboration, and to defend their sovereignty, their territorial integrity, and their independence."

Title: Cabinet Secretary for Integral Development

Dates of Service: 2015-2016

Responsibilities: Support, facilitate, and foster integral development in the member states in coordination with measures to strengthen democracy, multidimensional security, and the promotion of human rights.

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Neil Parsan	500,000 Units of Membership Interest	**100%**

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

EXECUTIVE SUMMARY

Green Growth Real Estate, LLC

Real Estate Investment in the Hemp Industry – Caribbean

Security Type
Convertible Note
Raise $1,070,000 USD
Minimum $300.00 USD

Green Growth Real Estate
Real Estate Investment in the Hemp Industry within the Caribbean with the intent to move the region towards the goal of healthy cultivation of the growing global hemp and cannabis industry

We Are:
Green Growth Real Estate is a diversified investment vehicle that acquires and leases specialized real estate assessing the hemp industry. Our senior management team has significant experience in the real estate industry, including acquisitions & leasing, development, management and finance. Our emphases is on The Caribbean; a region of the Americas that consists of the Caribbean Sea, its islands (some surrounded by the Caribbean Sea and some bordering both the Caribbean Sea and the North Atlantic Ocean) and the surrounding coasts. The region is southeast of the Gulf of Mexico and the North American mainland, east of Central America, and north of South America.

Farm Act of 2018

After a lengthy process through Congress, the President signed into law The Agriculture Improvement Act of 2018 (the 2018 Farm Bill) on Dec. 20, 2018. The bill replaces the Agriculture Improvement Act of 2014, which expired Sept. 30, 2018. Distributing more than $850 billion, the 2018 Farm Bill is an enormous piece of legislation that funds programs such as crop insurance, school lunches and the Supplemental Nutrition Assistance Program (SNAP), aka food stamps.

Integrated into the Farm Bill is the bipartisan-supported Hemp Farming Act of 2018. The act's inclusion is significant: industrial hemp and its derived products now are legal on a federal level, and states may choose how to move forward in this exciting new industry.

The Hemp Farming Act federally legalizes the production of industrial hemp (defined as *Cannabis sativa L.* plants containing less than three-tenths of a percent of tetrahydrocannabinol (THC)). The low concentration of THC makes hemp unsuitable for marijuana production, which remains federally illegal.

The 2018 Farm Bill abolishes this inconsistent treatment by removing industrial hemp from the definition of "marihuana" in the CSA. In addition, THC contained in industrial hemp will be removed from the purview of the CSA, making clear that industrial hemp plants can be grown domestically as well as imported. This amendment to the CSA decriminalizes the production and use of hemp and its derived products that match the definition of industrial hemp, such as seed oil, CBD oil, fibers and paper.

FP: truCrowd

Green Growth Real Estate, LLC
1441 L ST NW
Washington, District of Columbia 20005
301-686-5162

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

Industrial hemp will not be entirely unregulated, however. The 2018 Farm Bill moves regulatory authority from the CSA and DEA to the Agricultural Marketing Act of 1946 (AMA) and the Department of Agriculture. The AMA authorizes and directs the Secretary of Agriculture to carry out programs to assist the production, transportation and marketing of crops. Now that the Hemp Farming Act of 2018 is law, hemp will be treated the same as any other legal crop by the Department of Agriculture, with a few caveats based on its previous status as a controlled substance and the potential for unscrupulous growers to cultivate strains with high THC levels.

As part of the amendment, State and Tribal governments can create their own regulatory framework for industrial hemp production. Those plans must include:

- a practice to record and describe land on which hemp is grown;
- a procedure for testing THC concentration;
- a procedure for non-compliant product disposal; and
- a procedure for enforcing regulations.

Hemp research

One of the goals of the 2014 Farm Bill was to generate and protect research into hemp. The 2018 Farm Bill continues this effort. Section 7605 re-extends the protections for hemp research and the conditions under which such research can and should be conducted. Further, section 7501 of the Farm Bill extends hemp research by including hemp under the Critical Agricultural Materials Act. This provision recognizes the importance, diversity, and opportunity of the plant and the products that can be derived from it, but also recognizes an important point: there is a still a lot to learn about hemp and its products from commercial and market perspectives. Yes, farmers—legal and illegal—already know a lot about this plant, but more can and should be done to make sure that hemp as an agricultural commodity remains stable.

The evidence for cannabidiol health benefits



CBD has been touted for a wide variety of health issues, but the strongest scientific evidence is for its effectiveness in treating some of the cruelest childhood epilepsy syndromes, such as Dravet syndrome and Lennox-Gastaut syndrome (LGS), which typically don't respond to antiseizure medications. In numerous studies, CBD was able to reduce the number of seizures, and in some cases it was able to stop them altogether. Videos of the effects of CBD on these children and their seizures are readily available on the Internet for viewing, and they are quite striking. Recently the FDA approved the first ever cannabis-derived medicine for these conditions, Epidiolex, which contains CBD.

CBD is commonly used to address anxiety, and for patients who suffer through the misery of insomnia, studies suggest that CBD may help with both falling asleep and staying asleep.

CBD may offer an option for treating different types of chronic pain. A study from the *European Journal of Pain* showed, using an animal model, CBD applied on the skin could help lower pain and inflammation due to arthritis. Another study demonstrated the mechanism by which CBD inhibits inflammatory and

OFFERING STATEMENT
100 Units of Convertible Notes at $100 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$9,400**
Maximum Amount	**1,070**	**$1,070,000**	**$1,005,800**

neuropathic pain, two of the most difficult types of chronic pain to treat. More study in humans is needed in this area to substantiate the claims of CBD proponents about pain control.

Is cannabidiol safe?

Side effects of CBD include nausea, fatigue and irritability. CBD can increase the level in your blood of the blood thinner coumadin, and it can raise levels of certain other medications in your blood by the exact same mechanism that grapefruit juice does. A significant safety concern with CBD is that it is primarily marketed and sold as a supplement, not a medication. Currently, the FDA does not regulate the safety and purity of dietary supplements. So you cannot know for sure that the product you buy has active ingredients at the dose listed on the label. In addition, the product may contain other (unknown) elements. We also don't know the most effective therapeutic dose of CBD for any particular medical condition.

Hemp vs Marijuana

The Difference Between Hemp and Marijuana

Type	Is it Cannabis?	Chemical Makeup	Psychoactive?	Cultivation	Applications
Hemp	Yes	Low THC (< 0.3%)	No	Requires minimal care. Adaptable to grow in most climates.	Automobiles, body care, clothing, construction, food, plastic, etc.
Marijuana	Yes	High THC (5%-35%)	Yes	Grown in carefully controlled atmosphere	Medical and recreational use

The Hemp Industry – US


$820 Million U.S. Hemp-Based Product Sales by Category in 2017
Food 17%
$137
$190
Hemp CBD 23%
Industrial Applications 18%
$144
$45
Supplements 5%
$16
$181
Other Consumer Products 2%
$105
Personal Care 22%
Consumer Textiles 13%
Source: Hemp Business Journal estimates ($mil., consumer sales)

One of the goals of the 2014 Farm Bill was to generate and protect research into hemp. The 2018 Farm Bill continues this effort. Section 7605 re-extends the protections for hemp research and

the conditions under which such research can and should be conducted. Further, section 7501 of the Farm Bill extends hemp research by including hemp under the Critical Agricultural Materials Act. This provision recognizes the importance, diversity, and opportunity of the plant and the products that can be derived from it, but also recognizes an important point: there is a still a lot to learn about hemp and its products from commercial and market perspectives. Yes, farmers—legal and illegal—already know a lot about this plant, but more can and should be done to make sure that hemp as an agricultural commodity remains stable.

As of June 2018, **31 states** and the **District of Columbia** permit the medical use of cannabis in some fashion.

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

- *Significant industry growth in recent years and expected continued growth*:
- *A shift in public opinion regarding the legalization of cannabis, especially as it relates to the medical-use of cannabis*:
- *Increasing momentum toward legalization in many states, particularly for medical uses:*
- *The federal government's current relaxed enforcement posture toward cannabis-related activities*

The Caribbean Market

"The Caribbean real estate market is hot as ever"

The Caribbean tends to lag six to 12 months behind the United States when on a downward cycle or during recovery or economic growth. While the U.S. is, in many aspects, headed toward recovery, the Caribbean is lagging behind by at least several quarters, if not a year or more.

However, there are some bright spots in the Caribbean that are mitigating some of the region's economic challenges. Here are three reasons to be optimistic about resort and tourism related property investments in the Caribbean.

1. Tourism is up. The Caribbean Tourism Organization is reporting a continuation of growth in tourism statistics around the region.

Since tourism heavily impacts the overall economies and real estate markets of the various jurisdictions, this is good news.

2. Airlift is mostly improving. One important aspect of tourism growth is airlift. Regionally, access to the smaller destinations is becoming a problem as several airlines have pulled their service from the region. However, airlift from the U.S. to larger Caribbean destinations appears to be advancing. Airport expansions are underway in Providenciales, Turks and Caicos, and San Juan, Puerto Rico. And several other airlines have expanded or introduced new service to the region.

3. Hotel occupancy continues to rise. Improvements for hotels in the Caribbean continue.
Hoteliers are focusing on upper-end properties, which appear to be recovering faster than the mid-priced and all-inclusive sector in the region. In terms of segmentation, the upscale segment added the most rooms by the upper mid scale segment, and the luxury segment.

In order to be successful, developers need to have (1) a solid location with adequate access / airlift; (2) proven reputation allowing them to capitalize on customers and buyers from their other developments; (3) sufficient equity contributions as to not rely on heavy leverage from conventional debt financing (or alternative funding); and (4) a development plan to cater to the right market segmentation – which currently appears to be the upscale and luxury segments.

Ahead of this Caribbean season, much of the conversation with buyers has been on the recent hurricanes that hit some of the islands. As in many regions of the world, extreme weather is a way of life that people learn to adapt to in the Caribbean. The inevitably of the annual hurricane season has always been part of visiting, living in or owning a property in this part of the world – and those who have a main residence in the hurricane belt will usually stay away at that time of year. For islands like Mustique and Barbados, outside of the hurricane belt, now is a chance to raise their flag and snare some of the attention diverted away from the BVIs, St Maarten and St Bart's.

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

Barbados is a prime case. Its property market has been going through its own climate change in recent years, with prices slipping year on year, almost back to 2008 levels. The most affordable it has been in years, means buyers seem happy to make offers again and owners need to be sensible with negotiations.

A couple of big deals recently, around US$10m, suggests a certain appetite has returned to the market. Buyers who have been contemplating the Caribbean for years, and who are perhaps unsure about investing in Europe, or who are deterred by the cooling market in the UK, are feeling that now is the time to reconsider the Caribbean.
Mustique is looking particularly robust, having seen a record number of sales in the last two years, with some of its biggest houses changing hands. Like Barbados, it has also seen a huge rise in the number of rental enquiries.
A noticeable trend is that American buyers are back in Mustique, with the recent purchase of a large villa marking the first sale to an American on Mustique in almost 10 years, with others under offer to American buyers.

The range of chic branded restaurants and the convenience and luxury of resorts such as Atlantis, Albany and the One & Only Ocean Club are big draws. The news that the $3.5bn Baha Mar is also a sign of a healthy and strong market, in the Bahamas, certainly for New Providence and Paradise Island. It's a message we can confidently expect to see across other islands.

Hemp in Puerto Rico
In Puerto Rico, a competitive advantage exists as their climate, soil, and geographical location allow for a much longer growing season. Since the last of Puerto Rico's sugar mills closed in 2000, the island has been in need of an agricultural revolution and the hemp industry promises much needed jobs in the farming sector. The island also offers unique opportunities for foreign investors. Great efforts have been made to make hemp a viable industry

"In Puerto Rico, you can have two crops,and even three a year because of the climate"

Within Puerto Rico's desperate economic climate, the need for job creation is essential. Thankfully, a new possibility for commercial development could materialize through the production of industrial hemp.

As part of the 2018 edition of the Puerto Rico MedCann.Biz Convention on Dec. 6 & 7, Bruce Perlowin, CEO of Hemp Inc., a global leader in industrial hemp, will present a talk on how to effectively organize a large-scale planting of this product.

Perlowin explained to Caribbean Business that possibilities to use industrial hemp as a raw material are almost endless, with more than 25,0000 products that can currently be produced with it, such as textiles, construction materials as well as cannabidiol (CBD), which is used to treat anxiety disorders and other conditions, among many other uses.

The expert emphasized, however, that there is an abysmal difference between medicinal cannabis and industrial hemp, because CBD is not a psychoactive substance as is Tetrahydrocannabinol (THC), and the former is considered to have a greater scope for medical applications. It is this form that Perlowin indicated is the most lucrative and the one most in demand.

The CEO also said Puerto Rico's tropical climate makes the island an ideal competitor in this industry, since it allows crops to be grown year-round.

"In Puerto Rico, you can have two crops, and even three a year because of the climate. In other parts of the country, like Oregon or North Carolina, you can only have one crop a year," Perlowin explained.

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

The industrial hemp expert said the moment for developing this industry on the island is ideal because the United States lifted this ban through the Senate version of the Agricultural Law of 2018, which removes this product from the list of federally controlled substances.

However, conservative forces gathering in the local government could object to the development of such an industry on the island. This fact does not seem to worry the entrepreneur, who was born and raised in the state of Florida

Jamaica

Given the current state-by-state legalization in America, Jamaica pushed ahead with cannabis law and criminal justice reform. Under Jamaica's current program, cannabis for medical, scientific or therapeutic uses is legal for licensed businesses or for patients with a doctor's note. Foreigners in Jamaica can swiftly obtain approval from a local physician, or else use a valid medical marijuana recommendation from their home state or country to buy cannabis from a legal business.

So far, the government has issued 15 business licenses, including one to Balram "Bali" Vaswani, the **mogul** working to update Jamaica's cannabis culture, via his latest enterprise Kaya Herb House in Ocho Rios, a resort town on Jamaica's northern coast. Since it opened last March, it has been bringing Amsterdam-style "coffeeshop" culture to modern-day legal Jamaica. The property is part cafe, part dispensary, part cultivation facility. Vaswani boasts he's got the only legal dispensary in Jamaica operating; and not only that, but also the first legal ganja smoking room. And for those without a recommendation from a doctor, Kaya has a medical staff on site, where patients can book appointments.

St Vincent and the Grenadines

KINGSTOWN, St Vincent — The first set of licenses to begin producing medicinal cannabis in St Vincent and the Grenadines were issued while the island's minister of agriculture and industry, embraced the milestone noting "many challenges amidst immense opportunities."

The approve medicinal cannabis licenses are as follows:
1. Eight local farmers' producer cooperatives with an aggregated membership of over 100 traditional cultivators;
2. Thirteen traditional cultivators of cannabis who applied individually;
3. Three non-traditional local farmers, consisting of one Class A (valuing EC$500) and two Class B (valuing EC$2,500 each); and
4. Ten companies with the directorship of nationals from the OECS, CARICOM, North America, Europe and Africa.

Of these companies, there are three Class E licences (valuing EC$2.67 million each), two Class D (valuing EC$1 million each), three Class C (valuing EC$500,000 each), one Class B (valuing EC$250,000 each) and one with Class A (valuing $100,000).

Antigua and Barbuda

Antigua and Barbuda cannabis laws are as follows:
- Anyone older than 18 is allowed to possess a maximum of 15 grams of cannabis.
- It is lawful to cultivate up to four plants per household.
- Cannabis sales remain illegal.
- Smoking marijuana is prohibited in public places, including bars, restaurants and tourist establishments.
- Tourist establishments are allowed to set aside "open areas" where guests can smoke cannabis.

Green Growth Real Estate, LLC
1441 L ST NW
Washington, District of Columbia 20005
301-686-5162

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

Barbados

BRIDGETOWN, Barbados (BGIS) –The ministry of health and wellness has approved five medicinal marijuana drugs submitted by the drug formulary committee to be placed on the National Drug Formulary. The drugs will be imported by the Barbados Drug Service.

What are the potential niche markets in the global value chain that can be capitalized? Potential niche markets in the global medicinal cannabis value chain may include intellectual property on improvements or innovations of various aspects of the current value chain and treatment modalities. These can be further categorized as follows:

- Propagation of Barbadian medicinal cannabis cultivars;
- Standardization and amelioration of registered Barbadian cultivars;
- Synthesis of value added medicinal products through novel techniques such as biosynthesis;
- Using innovation to improve extraction of cannabinoids;
- Development of products with new treatment modalities; and
- Medical tourism which is supported by the local tourism product and cannabis based treatments

How can the Barbadian public benefit from the medicinal cannabis industry?

- Through access to other therapeutics classes of drugs for illnesses;
- By direct employment in businesses derived from the supply and value chain enterprises;
- Small farmers could cultivate through cooperatives and community-based enterprises to compete with other established suppliers of raw material to meet product demand; and
- Indirect benefits may be derived from net inflows into the Barbados' economy and an improved quality of life.

Trinidad and Tobago


MARIJUANA ADVANCES ACROSS THE CARIBBEAN
CAYMAN ISLANDS (U.K.)
GEORGE TOWN
1
JAMAICA
2
KINGSTON
HAITI
PORT-AU-PRINCE
SANTO DOMINGO
DOMINICAN REPUBLIC
SAN JUAN
PUERTO RICO (U.S.)
British Virgin Islands (U.K.)
ROAD TOWN
CHARLOTTE AMALIE
United States Virgin Islands
Anguilla (U.K.)
THE VALLEY
4
ANTIGUA AND BARBUDA
BASSETERRE
ST. JOHN'S
AND NEVIS
3
Montserrat (U.K.)
BASSE-TERRE
Guadeloupe (FRANCE)
DOMINICA
ROSEAU
Martinique (FRANCE)
FORT-DE-FRANCE
CASTRIES
5
6
BARBADOS
BRIDGETOWN
KINGSTOWN
SAINT VINCENT AND THE GRENADINES
GRENADA
ST. GEORGE'S
7
Tobago
Trinidad
TRINIDAD AND TOBAGO
PORT-OF-SPAIN
1 Cayman Islands legalised marijuana oils for medical purposes.
2 Jamaica leader in the cannabis market in the Caribbean and has already begun exportaion to Canada.
3 St Kitts and Nevis is the latest Caribbean country to join the cannabis train.
4 Antigua and Barbuda drafting legislation to legalise recreational and medical marijuana sales after first decriminalising cannabis.
5 St Vincent and the Grenadines issued its first cultivation licences for the production of medicinal marijuana earlier this year.
6 Barbados plans to legalise medical marijuana but yet to formalise it.
7 T&T to introduce legislation to decriminalise marijuana in September.
Netherlands Antilles
Aruba (NETH.)
ORANJESTAD
Curaçao (NETH.)
WILLEMSTAD
Bonaire (NETH.)
Blanquilla
La Orchila
La Tortuga
Margarita
COLOMBIA
V E N E Z U E L A
GuardianMEDIA

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

Bahamas

The Bahamas should begin its legalization process by first decriminalizing marijuana for small possession. All that is required is a simple act of Parliament. There are numerous decriminalization statutes in the English-speaking world. We could choose one as the basis of our law. With this, too, though, there should be relief for all abused over the years by a bogus law. The records of people convicted of small possession should be expunged.

Next, The Bahamas should move toward creating the regulatory and policy framework to legalize the growth of hemp and medical marijuana. Once legalized, industry would evolve. Jobs would be produced. Entrepreneurs would emerge.

As another measure of social justice, the records of those convicted of possession of larger quantities of marijuana and marijuana trafficking should be expunged.
It would be unfair to have a vibrant legal industry with people making millions while those who wanted to be in it under the old regime are burdened with criminal records.

The final step would be full legalization, including for recreational use. Marijuana should be considered like alcohol. It can be used for a simple, fun, recreational high, or it can be abused and cause harm through addiction.

In global capitalism, the greatest wealth is derived from ownership. A Bahamian-owed, Bahamian-run cannabis industry could generate significant wealth for their people.

"More than 25,000 products can be produced with hemp, ranging from construction materials to cannabidiol (CBD) products used to treat various ailments"

Our business model has 3 core components:

- Hemp Farming, Industrial Leasing
- Hemp Education & Marketing
- Hemp Accessories, Products and Services

Our Financing Strategy

We intend to meet our long-term capital needs by entering the public market and issuing common stock, preferred stock and long- term notes. We may issue preferred stock or debt securities. We may issue common stock, preferred stock, and long-term notes when we believe that our share price is at a level that allows for the proceeds of any offering invested in additional properties to be accretive. We may also issue common stock to permanently finance properties that were financed by debt securities. However, we cannot assure you that we will have access to the capital markets at times and on terms that are acceptable to us.

Cultivation

In some cases, the real estate assets/facilities that we acquire or lease, we may also finance, build, operate and manage our own regulated medical-use cannabis cultivation business utilizing the expertise of our strategic partners. This strategy will be a complete seed to sell operation that will comply with all state laws and regulations for the medical-use cannabis industry.

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

SELECTED FINANCIAL DATA

Use of Proceeds

The Company's intended uses for the proceeds from this Offering include but are not limited to:

- Expanding infrastructure for additional acquisitions; and
- general corporate purposes including working capital.

For more detailed information, see the "Use of Proceeds" section of this Memorandum.

The Company was incorporated July, 2019 and as such has not generated revenues and has little-to-no material financial history or past issues. At a time deemed appropriate by our Board of Directors, the Company will engage accountants to perform an audit of the Company's financials. Prospective investors may contact the Company directly and request a copy of our financial statements.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

(RISKS RELATING TO OUR BUSINESS AND INDUSTRY)

We will have access to your investment proceeds without regard to any minimum dollar amount that we raise.
There can be no assurance that we will raise sufficient funds to commence operations which may result in the entire loss of your investment.

We have limited operations to date.
We have limited operations to date, and limited cash available for operations. We will be reliant on the proceeds of this offering to implement our business plan. As a result, it will be difficult for you to evaluate our potential future performance without the benefit of an established track records from companies implementing a similar investment strategy. We may encounter unanticipated problems implementing our investment strategy, which may have a material adverse effect on our results of operations.   Accordingly, no assurance can be given that we will be successful in implementing our investment strategy or that we will be successful in achieving our objective. Our prospects for success must be considered in the context of a new company with limited resources in a highly competitive industry.   As a result, investors may lose their entire investment.

Our rental obligations and working capital requirements will put significant strain on our operations and cash flow.

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

Our monthly rental obligations and working capital requirements are substantial. Until the sale of our first harvest, if at all, we will require the proceeds of this offering to implement our business plan. If our cultivation fails or we do not generate sufficient revenues from our crop(s), it is unlikely that the Company will be able to make interest payments or repay the outstanding principal balance of the Note. Should this occur, you will lose your entire investment.

We may not generate sufficient revenues to satisfy our contractual obligations under the Note.

Our operating costs and capital requirements may prohibit us from paying interest on the Note. Moreover, if costs and capital expenditures exceed revenues, we will not be able to repay the outstanding principal balance due under the Note.

If we are unable to obtain capital, we may not be able to pay our debt obligations as they become due, and there is substantial doubt about our ability to continue as a going concern.

We may not generate sufficient cash flows from operations to retire our debt. Our ability to continue as a going concern is dependent upon our becoming profitable in the future and/or obtaining the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. However, there can be no assurance that we will be successful in achieving these objectives.

We will need additional capital to sustain our operations and will likely need to seek further financing, which we may not be able to obtain on acceptable terms or at all. If we fail to raise additional capital, as needed, our ability to implement our business model and strategy could be compromised.

We have limited capital resources and operations. We require substantial capital to commence operations. We may not be able to obtain additional financing on terms acceptable to us, or at all. We have no commitments for further funding.

We face intense competition and many of our competitors have greater resources that may enable them to compete more effectively.

The industry in which we operate in general are subject to intense and increasing competition. Some of our competitors may have greater capital resources, facilities, and diversity of product lines, which may enable them to compete more effectively in this market. Our competitors may devote their resources to developing and marketing products that will directly compete with our product lines.

Federal regulation and enforcement may adversely affect the implementation of hemp laws and regulations may negatively impact our revenues and profits.

Many states have laws and/or regulations that recognize, in one form or another, legitimate medical uses for hemp and consumer use of hemp in connection with medical treatment and recreational use. However, the policies and regulations of the federal government and its agencies are that hemp has no medical benefit and a range of activities including cultivation and the personal use of hemp is prohibited. Unless and until Congress amends these restrictions under the Controlled Substance Act ("CSA") there can be no assurance, that federal authorities may not enforce current federal law, and we may be deemed to be producing, cultivating, or dispensing hemp in violation of federal law.

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

Variations in state and local regulation, and enforcement in states that have legalized either medical or recreational hemp, may restrict hemp-related activities, including activities related to medical hemp, which may negatively impact our revenues and prospective profits.

Individual state laws do not always conform to the federal standard or to other states laws. A number of states have decriminalized hemp to varying degrees, other states have created exemptions specifically for medical hemp, and several have both decriminalization and medical laws. Variations exist among states that have legalized, decriminalized, or created medical hemp or recreational exemptions. Active enforcement of state laws that prohibit personal cultivation of hemp may indirectly and adversely affect our business and our revenue and profits.

Hemp remains illegal under federal law.

Hemp is a Schedule-I controlled substance and is illegal under federal law. Even in those states in which the use of hemp has been legalized, its use remains a violation of federal law. Since federal law criminalizing the use of hemp preempts state laws that legalize its use, strict enforcement of federal law regarding hemp would likely result in our inability to proceed with our business plan.

Laws and regulations affecting the medical hemp industry are constantly changing, which could detrimentally affect our proposed operations.

Local, state, and federal medical and recreational hemp laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter certain aspects of our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt certain aspects of our business plan and result in a material adverse effect on certain aspects of our planned operations.

We may not obtain the necessary permits and authorizations to operate in the hemp business.

We may not be able to obtain or maintain the necessary licenses, permits, authorizations, or accreditations, or may only be able to do so at great cost, to operate its medical hemp business. In addition, we may not be able to comply fully with the wide variety of laws and regulations applicable to the medical hemp industry. Failure to comply with or to obtain the necessary licenses, permits, authorizations, or accreditations could result in restrictions on our ability to operate the medical hemp business, which could have a material adverse effect on our business.

We may have difficulty accessing the service of banks, which may make it difficult for us to operate.

Since the use of hemp is illegal under federal law, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the hemp industry. Consequently, businesses involved in the hemp industry often have difficulty finding a bank willing to accept their business. The inability to open or maintain bank accounts may make it difficult for us to operate our contemplated medical hemp businesses.

Any potential growth in the hemp industry continues to be subject to new and changing state and local laws and regulations.

Continued development of the hemp industry is dependent upon continued legislative legalization of hemp at the state level, and a number of factors could slow or halt progress in this area, even where there is public support for legislative action. Any delay or halt in the passing or implementation of legislation legalizing hemp use, or its sale and distribution, or the re-criminalization or restriction of hemp at the state level could negatively impact our business.

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$9,400**
Maximum Amount	**1,070**	**$1,070,000**	**$1,005,800**

The hemp industry faces significant opposition, and any negative trends will adversely affect our business operations.

We are substantially dependent on the continued market acceptance, and the proliferation of consumers, of medical and recreational hemp. We believe that with further legalization, hemp will become more accepted, resulting in a growth in consumer demand. However, we cannot predict the future growth rate or future market potential, and any negative outlook on the hemp industry may adversely affect our business operations.

We depend on our management, certain key personnel and board of directors, as well as our ability to attract, retain and motivate qualified personnel.

Our future success depends largely upon the experience, skill, and contacts of our officers and directors, and the loss of the services of these officers or directors, particularly our chief executive officer and chairman of our board of directors, may have a material adverse effect upon our business. Additionally, our revenues are largely driven by several employees with particular expertise in hemp-related security, marketing and operations. If one of these key employees were to leave, it would negatively impact our short and long-term results from operations. Shortages in qualified personnel could also limit our ability to successfully implement our growth plan. As we grow, we will need to attract and retain highly skilled experts in the hemp industry, as well as managerial, sales and marketing, security and finance personnel. There can be no assurance, however, that we will be able to attract and retain such personnel.

THE BOTTOM LINE: Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. We cannot guaranty success, return on investment, or repayment of loans.

<u>Please only invest what you can afford to lose.</u>

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

THE OFFERING

9.   What is the purpose of this offering?

This offering is part of a $20,000,000 raise. We think there's room for everyone and anyone to participate in this opportunity to invest in real estate that supports the medical cannabis industry.

10.   How does the issuer intend to use the proceeds of this offering?

	Mimimum Offering Sold	Maximum Offering Sold
Total Proceeds	$10,000.00	$1,070,000.00
Less: Offering Expenses (FP Fees)	$600.00	$64,200.00
Net Proceeds	$9,400.00	$1,005,800.00
Use of Net Proceeds		
Marketing & Advertising	$4,000.00	$321,000.00
Legal	$2,650.00	$107,000.00
Property Acquisition		$438,700.00
Administration	$2,450.00	$107,000.00
General Funds	$300.00	$32,100.00
Total Proceeds	$9,400.00	$1,005,800.00

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

DESCRIPTION OF THE OFFERING

Securities Offered	We are offering minimum $10,000 and maximum $1,070,000 of the Company's Convertible Notes.
Pricing	The purchase price for each Note is minimum Three Hundred U.S. Dollars ($300).
Note Composition	Each subscription consists of a Convertible Note (each, a "Note" and, collectively, the "Notes") that matures eighteen months from the date of issuance, and at Company's option, is convertible.
Annual Return	15% Interest
Conversion of Note	If offered by Company, Option to convert Note at maturity into public market.
Use of Proceeds See "Use of Proceeds"	For full acquisition of specialized industrial real estate, conversion of acquired real estate to hemp facilities, and/or improvement of existing cultivation facilities, as well as for general corporate purposes and working capital (see "Use of Proceeds" section for further details).

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
				Specify:
Units of Membership Interest:				
	1,000,000	500,000	☑ Yes ☐ No	☐ Yes ☑ No
				Specify:

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

    The Company has the option to convert the securities sold in this offering into equity at note's maturity.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

    The Company has the option to convert the securities sold in this offering into equity at note's maturity.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

    The company elected to offer an above average return based on the industry and the underline value of the real estate.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

    The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

   o **Additional issuances of securities:**
   Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

   o **Issuer repurchases of securities:**
   The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

   o **A sale of the issuer or of assets of the issuer:**
   As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

   o **Transactions with related parties:**
   The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

   None.

25. What other exempt offerings has the issuer conducted within the past three years?

   None.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;

(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)   any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

None.

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes   ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The company was formed on 8/12/2018, and it has about $5,000 cash received as member's contribution.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter;

Financials begin on next page

Green Growth Real Estate, LLC
1441 L ST NW
Washington, District of Columbia 20005
301-686-5162

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$9,400**
Maximum Amount	**1,070**	**$1,070,000**	**$1,005,800**

Green Growth Real Estate, LLC
As of the date of Inception, July 31, 2019
With Independent Accountant's Review Report

FP:

Green Growth Real Estate, LLC
1441 L ST NW
Washington, District of Columbia 20005
301-686-5162

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$9,400**
Maximum Amount	**1,070**	**$1,070,000**	**$1,005,800**

GREEN GROWTH REAL ESTATE, LLC

Financial Statements

As of the date of inception, July 31, 2019

Contents

1

FP: truCrowd

Green Growth Real Estate, LLC
1441 L ST NW
Washington, District of Columbia 20005
301-686-5162

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Green Growth Real Estate, LLC

I have reviewed the accompanying financial statements of Green Growth Real Estate, Llc, which comprises the balance sheet as of July 31, 2019 (the date of inception), and the related statement of income, changes in members' equity, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona s Hamza

Plano, Texas
August 2, 2019

2

FP:
truCrowd

Green Growth Real Estate, LLC
1441 L ST NW
Washington, District of Columbia 20005
301-686-5162

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$9,400**
Maximum Amount	**1,070**	**$1,070,000**	**$1,005,800**

(This page intentionally left blank.)

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

Green Growth Real Estate, LLC

Balance Sheets

	July 31, 2019
Assets	
Current assets:	
Cash and cash equivalents	$ 100
Total current assets	100
Property plant and equipment:	-
Total assets	$ 100
Liabilities and Stockholders' Equity	
Current liabilities:	
Accrued interest	-
Credit card payable	-
Line of credit	-
Total current liabilities	-
Long-term obligations	-
Total liabilities	-
Members' equity:	
Neil Parsan	420
Retained deficit	(320)
Total members' equity	100
Total liabilities and members' equity	$ 100

See Independent Accountant's Review Report.

4

Green Growth Real Estate, LLC
1441 L ST NW
Washington, District of Columbia 20005
301-686-5162

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$9,400**
Maximum Amount	**1,070**	**$1,070,000**	**$1,005,800**

Green Growth Real Estate, LLC

Statement of Operations

	July 31, 2019
Revenue	$ -
Expenses:	
Advertising and marketing	-
Bank charges	-
Legal expenses	-
Start-up expenses	**320**
Travel and meals	-
Total operating expenses	**320**
Net Loss	$ **(320)**

See Independent Accountant's Review Report.

5

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

Green Growth Real Estate, LLC

Statements of Changes in Members' Equity

	Dr. Neil Parsan
Balance at December 31, 2018	$ -
Plus: Members' contributions	420
Less: Net loss	(320)
Balance at July 31, 2019	$ 100

See Independent Accountant's Review Report.

6

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

Green Growth Real Estate, LLC

Statements of Cash Flows

	July 31, 2019
Operating activities	
Net Loss	$ (320)
Increase (decrease) in interest expenses	
Increase (decrease) in trades payables	
Net cash used by operating activities	(320)
Investing activities	
Property and equipment	-
Net cash used in investing activities	-
Financing activities	
Proceeds from capital contribution	420
Net cash provided by financing activities	420
Net increase in cash and cash equivalents *(note 1)*	100
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ 100

See Independent Accountant's Review Report.

7

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

Green Growth Real Estate, LLC
Notes to Financial Statements
July 31, 2019

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Green Growth Real Estate, LLC, (JAM) (the Company) is a development stage District of Columbia holding corporation. The Company is a commercial real estate holding company acquiring and managing properties for the purpose of exploring non plant touching real estate opportunities in the Hemp and CBD industry.

Use of estimates:

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from three to seven years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

See Independent Accountant's Review Report.

8

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

Green Growth Real Estate, LLC
Notes to Financial Statements (continued)
July 31, 2019

2. Income Taxes

The Company has retained its election to be taxed as a partnership for federal and state tax purposes. Accordingly, the Company is not subject to income taxes in any jurisdiction. Each member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

3. Membership Units

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the membership units, are as follow:

Each unit is entitled to one vote.

4. Commitments and Contingencies

As of the date of issuance of financials, August 2, 2019, the company has no commitments or contingencies.

5. Subsequent Events

Management has evaluated subsequent events through August 2, 2019, the date on which the financial statements were available to be issued.

See Independent Accountant's Review Report.

9

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

30.   With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iv)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i)   at the time of the filing of this offering statement bars the person from:
        (A)   association with an entity regulated by such commission, authority, agency or officer?
            ☐ Yes ☑ No
        (B)   engaging in the business of securities, insurance or banking?
            ☐ Yes ☑ No
        (C)   engaging in savings association or credit union activities?
            ☐ Yes ☑ No

    (ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

     (ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

     (iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

     (i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

     (ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

     (1)   any other material information presented to investors; and

     (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

None.

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 15 of the following year.

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at:

www.GreenGrowthRealEstate.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:
(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this

chapter;
(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year;
and
(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.
(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

EXHIBIT A
FORM OF CONVERTIBLE NOTE

THIS NOTE (the "SECURITIES") HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE, AND IS BEING OFFERED AND SOLD PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. THIS SECURITY MAY NOT BE SOLD OR TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR SUCH OTHER LAWS.

Company: Green Growth Real Estate, LLC
Maturity Date: 24 months.
Principal Amount: $_____
Interest Rate: 15% per annum
Conversion Option: At the Company's option

Green Growth Real Estate, LLC, a Washington DC based limited liability company, (the "Company') and any successor or resulting corporation by way of merger, consolidation, sale or exchange of all or substantially all of the assets or otherwise (the **"Company"**), for value received, hereby promises to pay to the Holder (as such term is hereinafter defined), or such other Person (as such term is hereinafter defined) upon order of the Holder, on the Maturity Date, the Principal Amount (as such term is hereinafter defined), as such sum may be adjusted pursuant to Article 3, and to pay interest thereon from the Closing Date, at the rate of 15% per annum (the **"Note Interest Rate"**), payable at maturity. All interest payable on the Principal Amount of this Note shall be calculated on the basis of a 360-day year for the actual number of days elapsed. Payment of principal or interest of this Note shall be in cash or, at the option of the Company and if Holder elects, in Securities of Common Stock of the Company as more fully set forth herein.

DEFINITIONS

Definitions. The terms defined in this Article whenever used in this Note have the following respective meanings:

"Affiliate" has the meaning ascribed to such term in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.

"Bankruptcy Code" means the United States Bankruptcy Code of 1986, as amended (11 U.S.C. §§ 101 et. Seq.).

"Business Day" means a day other than Saturday, Sunday or any day on which banks located in the State of Florida are authorized or obligated to close.

"Capital Securities" means the Common Stock and any other Securities of any other class or series of capital stock, whether now or hereafter authorized and however designated, which have the right to participate in the distribution of earnings and assets (upon dissolution, liquidation or winding-up) of the Company.

"Common Securities" or **"Common Stock"** means Securities of the Company's Common Stock.

"Common Stock Issued at Conversion", when used with reference to the securities deliverable upon conversion of this Note, means all Common Securities now or hereafter outstanding and securities of any other class or series into which this Note hereafter shall have been changed or substituted, whether now or hereafter created and however designated.

"Conversion" or **"conversion"** means the repayment by the Company of the Principal Amount and interest of this Note by the delivery of Common Stock on the terms provided in Section 3.2, and **"convert," "converted," "convertible"** and like words shall have a corresponding meaning.

"Conversion Date" means any day on which all or any portion of the Principal Amount or interest of this Note is converted in accordance with the provisions hereof.

"Conversion Notice" means a written notice of conversion substantially in the form annexed hereto as Exhibit B1.

"Conversion Ratio" on any date of determination means the applicable ratio for the conversion of this Note into Common Securities on such day as set forth in Section 3.1.

"Note" or **"Notes"** means this Convertible Note of the Company or such other convertible Note(s) exchanged therefor as provided in Section 2.1.

"Event of Default" has the meaning set forth in Section 6.1.

FP:

truCrowd

Green Growth Real Estate, LLC
1441 L ST NW
Washington, District of Columbia 20005
301-686-5162

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

"**Holder**" means the person or entity to which this Note is issued, any successor thereto, or any Person to whom this Note is subsequently transferred in accordance with the provisions hereof.

"**Maximum Rate**" has the meaning set forth in Section 6.3.

"**Outstanding**" when used with reference to Common Securities or Capital Securities (collectively, "**Securities**") means, on any date of determination, all issued and outstanding Securities, and includes all such Securities issuable in respect of outstanding scrip or any certificates representing fractional interests in such Securities; provided, however, that any such Securities directly or indirectly owned or held by or for the account of the Company or any Subsidiary of the Company shall not be deemed "**Outstanding**" for purposes hereof.

"**Person**" means an individual, a corporation, a partnership, an association, a limited liability company, an unincorporated business organization, a trust or other entity or organization, and any government or political subdivision or any agency or instrumentality thereof.

"**Principal Amount**" means, for any date of calculation, the principal sum set forth in the first paragraph of this Note.

"**SEC**" means the United States Securities and Exchange Commission.

"**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder, all as in effect at the time.

"**Subsidiary**" means any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are owned directly or indirectly by the Company.

All references to "cash" or "$" herein means currency of the United States of America.

ARTICLE 2
EXCHANGES, TRANSFER AND REPAYMENT

SECTION 2.1   Registration of Transfer of Notes. This Note, when presented for registration of transfer, shall (if so required by the Company) be duly endorsed, or be accompanied by a written instrument of transfer in form reasonably satisfactory to the Company duly executed, by the Holder duly authorized in writing.

SECTION 2.2   Loss, Theft, Destruction of Note. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Note and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security reasonably satisfactory to the Company, or, in the case of any such mutilation, upon surrender and cancellation of this Note, the Company shall make, issue and deliver, in lieu of such lost, stolen, destroyed or mutilated Note, a new Note of like tenor and unpaid Principal Amount dated as of the date hereof. This Note shall be held and owned upon the express condition that the provisions of this Section 2.2 are exclusive with respect to the replacement of a mutilated, destroyed, lost or stolen Note and shall preclude any and all other rights and remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement of negotiable instruments or other securities without the surrender thereof.

SECTION 2.3   Who Deemed Absolute Owner. The Company may deem the Person in whose name this Note shall be registered upon the registry books of the Company to be, and may treat it as, the absolute owner of this Note (whether or not this Note shall be overdue) for the purpose of receiving payment of or on account of the Principal Amount of this Note, for the conversion of this Note and for all other purposes, and the Company shall not be affected by any notice to the contrary. All such payments and such conversions shall be valid and effectual to satisfy and discharge the liability upon this Note to the extent of the sum or sums so paid or the conversion or conversions so made.

SECTION 2.4   Repayment of Interest.   Interest shall accrue at the rate of fifteen percent (15%) per annum payable in arrears at maturity.

SECTION 2.5   Repayment at Maturity. At the Maturity Date, the Company shall repay the outstanding Principal Amount plus accrued interest or, at the option of the Holder, shall convert all or any portion of the outstanding Principal Amount of this Note and accrued and unpaid interest thereon, into Securities of the Company's common stock, as provided for herein.

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

ARTICLE 3
CONVERSION OF NOTE

SECTION 3.1   Conversion; Conversion Ratio; Valuation Event. At the option of the Company and Holder's election if offered at maturity, this Note may be converted, either in whole or in part, up to the full Principal Amount plus accrued interest hereof into Common Securities (calculated as to each such conversion to the nearest whole share, at any time and from time to time on any Business Day, subject to compliance with Section 3.2.) The number of Common Securities into which this Note may be converted is equal to the number of Securities that may be purchased for the value of the note at the time of conversion. In the event of any recapitalization or reorganization, the Conversion Ratio shall be adjusted accordingly.

SECTION 3.2   Exercise of Conversion Privilege. (a) Conversion of this Note may be exercised, if offered by Company, at Maturity Date by the Holder by telecopying an executed and completed Conversion Notice to the Company (the "Conversion Date"). The Company shall convert this Note and issue the Common Stock Issued at Conversion in the manner provided below in this Section 3.2, and all voting and other rights associated with the beneficial ownership of the Common Stock Issued at Conversion shall vest with the Holder, effective as of the Conversion Date at the time specified in the Conversion Notice. The Conversion Notice also shall state the name or names (with addresses) of the persons who are to become the holders of the Common Stock Issued at Conversion in connection with such conversion. As promptly as practicable after the receipt of the Conversion Notice as aforesaid, but in any event not more than five(5) Business Days after Holder's delivery of such Conversion Notice, the Company shall (i) issue the Common Stock Issued at Conversion in accordance with the provisions of this Article 3 and (ii) cause to be mailed for delivery by overnight courier a certificate or certificate(s) representing the number of Common Securities to which the Holder is entitled by virtue of such conversion, and cash, as provided in Section 3.3, as applicable, representing the amount of accrued and unpaid interest on this Note as of the Conversion Date. Such conversion shall be deemed to have been effected at the time at which the Conversion Notice indicates, and at such time the rights of the Holder of this Note, as such (except if and to the extent that any Principal Amount thereof remains unconverted), shall cease and the Person and Persons in whose name or names the Common Stock Issued at Conversion shall be issuable shall be deemed to have become the holder or holders of record of the Common Securities represented thereby, and all voting and other rights associated with the beneficial ownership of such Common Securities shall at such time vest with such Person or Persons. The Conversion Notice shall constitute a contract between the Holder and the Company, whereby the Holder shall be deemed to subscribe for the number of Common Securities which it will be entitled to receive upon such conversion and, in payment and satisfaction of such subscription to surrender this Note and to release the Company from all liability thereon (except if and to the extent that any Principal Amount thereof remains unconverted).

SECTION 3.3   Fractional Securities. No fractional Common Securities or scrip representing fractional Common Securities shall be delivered upon conversion of this Note. Instead of any fractional Common Securities which otherwise would be delivered upon conversion of this Note, the Company shall round up to the next whole share. No cash payment of less than $1.00 shall be required to be given unless specifically requested by the Holder.

SECTION 3.4   Adjustments. The Conversion Ratio and the number of Securities deliverable upon conversion of this Note are subject to adjustment from time to time as follows:

Reclassification, Etc. In case the Company shall reorganize its capital, reclassify its capital stock, consolidate or merge with or into another entity (where the Company is not the survivor or where there is a change in or distribution with respect to the Common Stock of the Company), sell, convey, transfer or otherwise dispose of all or substantially all its property, assets or business to another Person, or effectuate a transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Company is disposed of (each, a **"Fundamental Corporate Change"**) and, pursuant to the terms of such Fundamental Corporate Change, Securities of common stock of the successor or acquiring corporation, or any cash, Securities of stock or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common stock of the successor or acquiring corporation (**"Other Property"**) are to be received by or distributed to the holders of Common Stock of the Company, then the Holder of this Note shall have the right thereafter, at its sole option, to (a) receive the number of Securities of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and Other Property as is receivable upon or as a result of such Fundamental Corporate Change by a holder of the number of Securities of Common Stock into which the outstanding portion of this Note may be converted at the Conversion Ratio applicable immediately prior to such

FP: truCrowd

Green Growth Real Estate, LLC
1441 L ST NW
Washington, District of Columbia 20005
301-686-5162

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

Fundamental Corporate Change or (c) require the Company, or such successor, resulting or purchasing corporation, as the case may be, to, without benefit of any additional consideration therefor, execute and deliver to the Holder a Note with substantial identical rights, privileges, powers, restrictions and other terms as this Note in an amount equal to the amount outstanding under this Note immediately prior to such Fundamental Corporate Change. For purposes hereof, **"common stock of the successor or acquiring corporation"** shall include stock of such corporation of any class which is not preferred as to dividends or assets over any other class of stock of such corporation and which is not subject to prepayment and shall also include any evidences of indebtedness, Securities of stock or other securities which are convertible into or exchangeable for any such stock, either immediately or upon the arrival of a specified date or the happening of a specified event and any warrants or other rights to subscribe for or purchase any such stock. The foregoing provisions shall similarly apply to successive Fundamental Corporate Changes.

SECTION 3.5   Surrender of Notes. Upon any redemption of this Note or upon maturity, the Holder shall either deliver this Note by hand to the Company at its principal executive offices or surrender the same to the Company at such address by nationally recognized overnight courier. Payment of the redemption price or the amount due on maturity shall be made by the Company to the Holder against receipt of this Note (unless converted and paid in common stock) by wire transfer of immediately available funds to such account(s) as the Holder shall specify by written notice to the Company (if the Company has not elected to pay this Note with Securities of its Common Stock.

ARTICLE 4
STATUS: RESTRICTIONS ON TRANSFER

SECTION 4.1   Status of Note. This Note constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its terms subject, as to enforceability, to general principles of equity and to principles of bankruptcy, insolvency, reorganization and other similar laws of general applicability relating to or affecting creditors' rights and remedies generally.

SECTION 4.2   Restrictions on Transfer. This Note, and any Common Securities deliverable upon the conversion hereof, have not been registered under the Securities Act. The Holder by accepting this Note agrees that this Note and the Securities of Common Stock to be acquired as interest on and upon conversion of this Note may not be assigned or otherwise transferred unless and until (i) the Company has received the opinion of counsel for the Holder that this Note or such Securities may be sold pursuant to an exemption from registration under the Securities Act or (ii) a registration statement relating to this Note or such Securities has been filed by the Company and declared effective by the SEC.

Each certificate for Securities of Common Stock deliverable by hereunder shall bear a legend as follows unless and until such securities have been sold pursuant to an effective registration statement under the Securities Act:

"The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). The securities may not be offered for sale, sold or otherwise transferred except (i) pursuant to an effective registration statement under the Securities Act or (ii) pursuant to an exemption from registration under the Securities Act in respect of which the issuer of this certificate has received an opinion of counsel satisfactory to the issuer of this certificate to such effect. Copies of the agreement covering both the purchase of the securities and restrictions on their transfer may be obtained at no cost by written request made by the holder of record of this certificate to the Secretary of the issuer of this certificate at the principal executive offices of the issuer of this certificate."

ARTICLE V.
COVENANTS

SECTION 5.1   Compliance with Laws. So long as this Note shall be outstanding, the Company shall comply with all applicable laws, ordinances, rules, regulations and requirements of governmental authorities, except for such noncompliance which would not have a material adverse effect on the business, properties, prospects, condition (financial or otherwise) or results of operations of the Company and the Subsidiaries.

SECTION 5.2   Inspection of Property, Books and Records. So long as this Note shall be outstanding, the Company shall keep proper books of record and account in which full, true and correct entries shall be made of all material dealings and transactions in relation to its business and activities and shall permit representatives of the Holder at the Holder's expense to visit and inspect any of its respective properties, to examine and make abstracts from any of its respective books and records, not reasonably deemed confidential by the Company, and to discuss its respective affairs, finances and accounts

FP: truCrowd

Green Growth Real Estate, LLC
1441 L ST NW
Washington, District of Columbia 20005
301-686-5162

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

with its respective officers and independent public accountants, all at such reasonable times and as often as may reasonably be desired.

ARTICLE VI.
EVENTS OF DEFAULT; REMEDIES

SECTION 6.1   Events of Default. **"Event of Default"** wherever used herein means any one of the following events:

A. The Company shall default in the payment of principal or interest on this Note as and when the same shall be due and payable and, such default shall continue for ten (10) Business Days after the date such payment was due, or the Company shall fail to perform or observe any other covenant, agreement, term, provision, undertaking or commitment under this Note, and such default shall continue for a period of ten (10) Business Days after the delivery to the Company of written notice that the Company is in default hereunder or thereunder;

B. Any of the representations or warranties made by the Company herein, shall be false or misleading in a material respect on the Closing Date;

C (i)The Company or any Subsidiary admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors, (ii.) institutes or has instituted against it any proceeding seeking to adjudicate it a bankrupt or insolvent, (iii.) liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan of compromise or arrangement or other corporate proceeding involving or affecting its creditors or (iv) the entry of an order for relief or the appointment of a receiver, trustee or other similar person for it or for any substantial part of its properties and assets, and in the case of any such official proceeding instituted against it (but not instituted by it), either the proceeding remains undismissed or unstayed for a period of sixty (60) calendar days, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its properties and assets) occurs or (v) takes any corporate action to authorize any of the above actions;

D. The entry of a decree or order by a court having jurisdiction in the premises adjudging the Company or any Subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under the Bankruptcy Code or any other applicable Federal or state law, or appointing a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of the Company or of any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and any such decree or order continues and is unstayed and in effect for a period of sixty (60) calendar days;

E. The institution by the Company or any Subsidiary of proceedings to be adjudicated a bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under the Bankruptcy Code or any other applicable federal or state law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of the Company or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as and when they become due, or the taking of corporate action by the Company in furtherance of any such action;

F. A final judgment or final judgments for the payment of money shall have been entered by any court or courts of competent jurisdiction against the Company and remains undischarged for a period (during which execution shall be effectively stayed) of thirty (30) days, provided that the aggregate amount of all such judgments at any time outstanding (to the extent not paid or to be paid, as evidenced by a written communication to that effect from the applicable insurer, by insurance) exceeds One Hundred Thousand Dollars ($100,000); or

G. It becomes unlawful for the Company to perform or comply with its obligations under this Note in any respect;

SECTION 6.2   Acceleration of Maturity; Rescission and Annulment. If an Event of Default occurs and is continuing, then and in every such case the Holder may, by a notice in writing to the Company, rescind any outstanding Conversion Notice and declare that all amounts owing or otherwise outstanding under this Note are immediately due and payable and upon any such declaration this Note shall become immediately due and payable in cash or common stock together with all accrued and unpaid interest thereon at the option of the Holder.

FP: truCrowd

Green Growth Real Estate, LLC
1441 L ST NW
Washington, District of Columbia 20005
301-686-5162

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

SECTION 6.3   Maximum Interest Rate.   In the event of a Default, the Default Interest Rate shall be 15% per annum. Notwithstanding anything herein to the contrary, if at any time the applicable interest rate as provided for herein shall exceed the maximum lawful rate which may be contracted for, charged, taken or received by the Holder in accordance with any applicable law (the **"Maximum Rate"**), the rate of interest applicable to this Note shall be limited to the Maximum Rate. To the greatest extent permitted under applicable law, the Company hereby waives and agrees not to allege or claim that any provisions of this Note could give rise to or result in any actual or potential violation of any applicable usury laws.

SECTION 6.4   Remedies Not Waived. No course of dealing between the Company and the Holder or any delay in exercising any rights hereunder shall operate as a waiver by the Holder.

SECTION 6.5 Remedies. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder, by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Note will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Note, that the Holder shall be entitled to all other available remedies at law or in equity, and in addition to the penalties assessable herein, to an injunction or injunctions restraining, preventing or curing any breach of this Note and to enforce specifically the terms and provisions thereof, without the necessity of showing economic loss and without any bond or other security being required.

ARTICLE VII.
MISCELLANEOUS

SECTION 7.1   Notice of Certain Events. In the case of the occurrence of any event described in Section 3.4 of this Note, the Company shall cause to be mailed to the Holder of this Note at its last address as it appears in the Company's security registry, at least twenty (20) days prior to the applicable record, effective or expiration date hereinafter specified (or, if such twenty (20) days' notice is not possible, at the earliest possible date prior to any such record, effective or expiration date), a notice thereof, including, if applicable, a statement of (1) the date on which a record is to be taken for the purpose of such dividend, distribution, issuance or granting of rights, options or warrants, or if a record is not to be taken, the date as of which the holders of record of Common Stock to be entitled to such dividend, distribution, issuance or granting of rights, options or warrants are to be determined or (2) the date on which such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding-up is expected to become effective, and the date as of which it is expected that holders of record of Common Stock will be entitled to exchange their Securities for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale transfer, dissolution, liquidation or winding-up.

SECTION 7.2   Withholding. To the extent required by applicable law, the Company may withhold amounts for or on account of any taxes imposed or levied by or on behalf of any taxing authority in the United States having jurisdiction over the Company from any payments made pursuant to this Note.

SECTION 7.3   Transmittal of Notices.   Except as may be otherwise provided herein, any notice or other communication or delivery required or permitted hereunder shall be in writing and shall be delivered personally, or sent by telecopier machine or by a nationally recognized overnight courier service, and shall be deemed given when so delivered personally, or by telecopier machine or overnight courier to the Company at its principal place of business or to the Holder as indicated on the Subscription Agreement.
Each Holder or the Company may change the foregoing address by notice given pursuant to this Section 7.3.

SECTION 7.4   Governing Law. This Note shall be governed by, and construed in accordance with, the laws of the State of California (without giving effect to conflicts of laws principles). With respect to any suit, action or proceedings relating to this Note, the Company irrevocably submits to the exclusive jurisdiction of the courts of the State of California sitting in Santa Barbara County and the United States District Court located in the Santa Barbara, California, Florida and hereby waives, to the fullest extent permitted by applicable law, any claim that any such suit, action or proceeding has been brought in an inconvenient forum. Subject to applicable law, the Company agrees that final judgment against it in any legal action or proceeding arising out of or relating to this Note shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which judgment shall be conclusive evidence thereof and the amount of its indebtedness, or by such other means provided by law.

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

SECTION 7.5 <u>Waiver of Jury Trial</u>. To the fullest extent permitted by law, each of the parties hereto hereby knowingly, voluntarily and intentionally waives its respective rights to a jury trial of any claim or cause of action based upon or arising out of this Note or any other document or any dealings between them relating to the subject matter of this Note and other documents. Each party hereto (i) certifies that neither of their respective representatives, agents or attorneys has represented, expressly or otherwise, that such party would not, in the event of litigation, seek to enforce the foregoing waivers and (ii) acknowledges that it has been induced to enter into this Note by, among other things, the mutual waivers and certifications herein.

SECTION 7.6 <u>Headings</u>. The headings of the Articles and Sections of this Note are inserted for convenience only and do not constitute a part of this Note.

SECTION 7.7 <u>Payment Dates</u>. Whenever any payment hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

SECTION 7.8 <u>Binding Effect</u>. Each Holder by accepting this Note agrees to be bound by and comply with the terms and provisions of this Note.

SECTION 7.9 <u>No Stockholder Rights</u>. Except as otherwise provided herein, this Note shall not entitle the Holder to any of the rights of a stockholder of the Company, including, without limitation, the right to vote, to receive dividends and other distributions, or to receive any notice of, or to attend, meetings of stockholders or any other proceedings of the Company, unless and to the extent converted into Securities of Common Stock in accordance with the terms hereof.

IN WITNESS WHEREOF, the Company has caused this Note to be signed by its duly authorized officer on the date of this Note.

Green GrowthReal Estate, LLC

By: _____

Willard L. Jackson Jr.
Title: Managing Director

COUNTERPART SIGNATURE PAGE TO FORM OF PROMISSORY NOTE

The undersigned desires to loan the Company the Principal Amount shown and indicated on the Subscription Page. The Subscription Page is attached hereto but *not* incorporated herein. The undersigned agrees to abide by all the terms and conditions of the Note as reflected in the Form of Note purchased by the undersigned hereby.

IN WITNESS WHEREOF, the undersigned has executed this counterpart signature page to the Form of the Note as of the last date written below.

Date: _____ Signature: _____

Name: _____

Title: _____

Second signatory if applicable
Date: _____ By: _____

Name: _____

Title: _____

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$9,400**
Maximum Amount	**1,070**	**$1,070,000**	**$1,005,800**

EXHIBIT A1
NOTE CONVERSION NOTICE
FOR COMMON STOCK

TO: Green Growth Real Estate, LLC (the **"Company"**)

The undersigned hereby irrevocably exercises its option offered by Company to convert $_____ Principal Amount and $_____ Interest of the Note into _____ Securities of Common Stock in accordance with the terms of the Note at the Conversion Ratio then in effect.

The number of Securities of common stock to be received on conversion is calculated as follows:

_____

The Common Stock and certificates therefor deliverable upon conversion, the Note reissued in the Principal Amount not being surrendered for conversion hereby, [the check or Securities of Common Stock in payment of the accrued and unpaid interest thereon to the date of this Notice,] shall be registered in the name of and/or delivered to the name set forth below unless a different name has been provided to the Company. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Note. The conversion pursuant hereto shall be deemed to have been effected at the date and time specified below, and at such time the rights of the Holder of the Principal Amount of the Note set forth above shall cease and the Person or Persons in whose name or names the Common Stock Issued at Conversion shall be registered shall be deemed to have become the holder or holders of record of the Common Securities represented thereby and all voting and other rights associated with the beneficial ownership of such Common Securities shall at such time vest with such Person or Persons.

Date and time: _____

By: _____

Title: _____

Fill in for registration of Note:
Please print name and address:

_____

(including ZIP code number):

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

EXHIBIT C
SUBSCRIPTION AGREEMENT

The undersigned (hereinafter "**Subscriber**") hereby confirms his/her/its subscription for the purchase of a Green Growth Real Estate LLC (the "Company", "we" "our") Convertible Note (the "**Note**" or the "Securities") in an amount as more fully set forth on the Signature Page.

In connection with this subscription, Subscriber and the Company agree as follows:

1.   Purchase and Sale of the Note.

(a)   The Company hereby agrees to issue and to sell to Subscriber, and Subscriber hereby agrees to purchase from the Company, a Note for the aggregate subscription amount set forth on the signature page hereto. The Subscriber understands that this subscription is not binding upon the Company until it is accepted by the Company. The Subscriber acknowledges and understands that acceptance of this Subscription will be made only by a duly authorized representative of the Company executing and mailing or otherwise delivering to the Subscriber at the Subscriber's address set forth herein, a counterpart copy of the signature page to this Subscription Agreement indicating the Company's acceptance of this Subscription. The Company reserves the right, in its sole discretion for any reason whatsoever, to accept or reject this subscription in whole or in part. Following the acceptance of this Subscription Agreement by the Company, the Company shall issue and deliver to Subscriber the Note subscribed for hereunder against payment in U.S. Dollars of the Purchase Price (as defined below). If this subscription is rejected, the Company and the Subscriber shall thereafter have no further rights or obligations to each other under or in connection with this Subscription Agreement. If this subscription is not accepted by the Company, this subscription shall be deemed rejected.

(b)   Subscriber has hereby delivered and paid concurrently herewith the aggregate purchase price for the Note set forth on the signature page hereof in an amount required to purchase and pay for the Note subscribed for hereunder (the "**Purchase Price**"), which amount has been paid in U.S. Dollars by wire transfer or check, subject to collection, to the order of Prime Trust, LLC as the Escrow Agent for Green Growth Real Estate, LLC.

2.   Representations and Warranties of Subscriber. Subscriber represents and warrants to the Company as follows:

(a)   Subscriber acknowledges that the proceeds from the sale of the Note will be used to enter into the cannabis industry and that cannabis remains a controlled substance under federal law and that the cultivation, possession of distribution of cannabis is a felony.

(b)   Subscriber acknowledges that the Company has never generated revenues and that there is a substantial risk that the Company will default on its obligations under the Convertible Note (the "Note").

(c)   Subscriber acknowledge that neither the Note nor the Securities of common stock that may be received on conversion of the Note will be registered under the Act on the ground that the issuance thereof is exempt under either Regulation D and/or Section 4(2) of the Act as a transaction by an issuer not involving any public offering.

(d)   Subscriber is purchasing the Note subscribed for hereby for investment purposes and not with a view to distribution or resale.

(e)   Subscriber acknowledges that there is no market for the Company's Note or the Securities of common stock that may be issued on conversion. As a result, the Securities must be held indefinitely.

(e)   Subscriber acknowledges that Subscriber has had the opportunity to ask questions of, and receive answers from the Company or any authorized person acting on its behalf concerning the Company and its business and to obtain any additional information, to the extent possessed by the Company (or to the extent it could have been acquired by the Company without unreasonable effort or expense) necessary to verify the accuracy of the information received by Subscriber. The Subscriber has had the opportunity to discuss the Company's business, management and financial affairs with the Company's

FP: truCrowd

Green Growth Real Estate, LLC
1441 L ST NW
Washington, District of Columbia 20005
301-686-5162

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

management or any authorized person acting on its behalf. Subscriber has received and reviewed all the information concerning the Company both written and oral, that Subscriber desires. Without limiting the generality of the foregoing, Subscriber has been furnished with or has had the opportunity to acquire, and to review: all information that Subscriber desires with respect to the Company's business, management, financial affairs and prospects.

(f)   Subscriber acknowledges that the Subscriber has reviewed the Company's information as provided. That the Company is a new company with limited assets.

(g)   Subscriber has all requisite legal and other power and authority to execute and deliver this Subscription Agreement and to carry out and perform Subscriber's obligations under the terms of this Subscription Agreement.

(h)   Subscriber has carefully considered and has discussed with the Subscriber's legal, tax, accounting and financial advisors, to the extent the Subscriber has deemed necessary, the suitability of this investment and the transactions contemplated by this Subscription Agreement for the Subscriber's particular federal, state, local and foreign tax and financial situation and has independently determined that this investment and the transactions contemplated by this Subscription Agreement are a suitable investment for the Subscriber. Subscriber has relied solely on such advisors and not on any statements or representations of the Company or any of its agents.

(i)   Subscriber acknowledges that an investment in the Securities is speculative and involves a high degree of risk and that Subscriber can bear the economic risk of the purchase of the Securities, including a total loss of his/her/its investment.

(j)   Subscriber acknowledges that no federal, state or foreign agency has recommended or endorsed the purchase of the Securities.

(k)   Subscriber acknowledges that the Securities are and will be, when issued, "restricted securities" as that term is defined in Rule 144 of the general rules and regulations under the Act.

(l)   Subscriber understands that any and all certificates representing the Note or any securities that may be issued upon the conversion of the Note, and any and all securities issued in replacement thereof or in exchange therefore shall bear the following legend or one substantially similar thereto, which Subscriber has read and understands:

(m)   Subscriber represents that: (i) Subscriber is able to bear the economic risks of an investment in the Securities and to afford a complete loss of the investment, and (ii) (A) Subscriber could be reasonably assumed to have the ability and capacity to protect his/her/its interests in connection with this subscription; or (B) Subscriber has a pre-existing personal or business relationship with either the Company or any affiliate thereof of such duration and nature as would enable a reasonably prudent purchaser to be aware of the character, business acumen and general business and financial circumstances of the Company or such affiliate and is otherwise personally qualified to evaluate and assess the risks, nature and other aspects of this subscription.

(n)   Subscriber acknowledges that no warranties nor guarantees have been made in connection with the purchase of the Note.

3.   <u>Representations and Warranties of the Company</u>. The Company represents and warrants to Subscriber as follows:

(a)   The Company is duly organized and validly exists as a corporation in good standing under the laws of the State of California.

(b)   The Company has all such corporate power and authority to enter into, deliver and perform this Subscription Agreement.

(c)   All necessary corporate action has been duly and validly taken by the Company to authorize the execution, delivery and performance of this Subscription Agreement by the Company, and the issuance and sale of the Securities to be

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

sold by the Company pursuant to this Subscription Agreement. This Subscription Agreement has been duly and validly authorized, executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles.

4. <u>Indemnification</u>. Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors, employees, shareholders, agents, attorneys, representatives and affiliates, and any person acting for or on behalf of the Company from and against any and all damage, loss, liability, cost and expense (including reasonable attorneys' fees and disbursements) which any of them may incur by reason of the failure by Subscriber to fulfill any of the terms and conditions of this Subscription Agreement, or by reason of any breach of the representations and warranties made by Subscriber herein, or in any other document provided by Subscriber to the Company in connection with this investment. All representations, warranties and covenants of each of Subscriber and the Company contained herein shall survive the acceptance of this subscription and the Closings.

5. <u>Compliance with Laws and Other Instruments</u>. The signature and delivery of the Subscription Documents, the consummation of the transactions contemplated hereby and thereby in accordance with the terms and conditions of the Memorandum, the Form of Note, and the Subscription Documents, and the performance of the Subscriber's obligations hereunder and thereunder will not conflict with, or result in any violation of or default under, any other instrument to which Subscriber is a party or by which the Subscriber or any of the Subscriber's properties are bound or any permit, franchise, judgment, decree, statute, rule or regulation applicable to the Subscriber or the Subscriber's properties.

6. <u>Update of Representations and Warranties; Reliance by the Company</u>**.** All information
Subscriber has provided or will provide to the Company regarding the Subscription Documents is true, correct and complete as of the date of execution of this Agreement and as of the date of Closing. Subscriber will promptly provide to the Company written notice of any material changes to information provided to the Company. Subscriber acknowledges and understands the Company will rely on the representations and warranties contained in this Agreement to determine the applicability of certain securities laws, the suitability of Subscriber as an investor in the Company, and for certain other purposes.

7. Tax Considerations. The Subscriber is not relying on the Company, its managers, or professional advisers regarding tax considerations involved in an investment in the Notes. Subscriber understands and acknowledges that there are no assurances as to the tax results of this Agreement. SUBSCRIBER HAS HAD THE OPPORTUNITY TO CONSULT WITH SUBSCRIBER'S OWN LEGAL, ACCOUNTING, TAX, INVESTMENT AND OTHER ADVISERS WITH RESPECT TO THE TAX TREATMENT OF AN INVESTMENT IN THE NOTES AND THE MERITS AND RISKS OF AN INVESTMENT IN THE NOTES.

8. <u>Miscellaneous</u>.

(a) Subscriber agrees not to transfer or assign this Subscription Agreement or any of Subscriber's interest herein and further agrees that the transfer or assignment of the Securities acquired pursuant hereto shall be made only in accordance with all applicable laws.

(b) Subscriber agrees that Subscriber cannot cancel, terminate, or revoke this Subscription Agreement or any agreement of Subscriber made hereunder, and this Subscription Agreement shall survive the death or legal disability of Subscriber and shall be binding upon Subscriber's heirs, executors, administrators, successors, and permitted assigns.

(c) Subscriber has read and has accurately completed this entire Subscription Agreement.

(d) This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended or waived only by a written instrument signed by all parties.

(e) Subscriber acknowledges that it has been advised and has had the opportunity to consult with Subscriber's own attorney regarding this subscription and Subscriber has done so to the extent that Subscriber deems appropriate.

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,400
Maximum Amount	1,070	$1,070,000	$1,005,800

     (f)   Any notice or other document required or permitted to be given or delivered to the parties hereto shall be in writing and sent: (i) by fax if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), or (b) by registered or certified mail with return receipt requested (postage prepaid) or (c) by a recognized overnight delivery service (with charges prepaid) to the mailing address of the Company or if to the Subscriber, at its address set forth on the signature page to this Subscription Agreement, or such other address as Subscriber or the Company shall have specified in writing. .

     (g)   Failure of the Company to exercise any right or remedy under this Subscription Agreement or any other agreement between the Company and the Subscriber, or otherwise, or any delay by the Company in exercising such right or remedy, will not operate as a waiver thereof. No waiver by the Company will be effective unless and until it is in writing and signed by the Company.

     (h)   This Subscription Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of California, as such laws are applied by the California courts except with respect to the conflicts of law provisions thereof, and shall be binding upon the Subscriber and the Subscriber's heirs, estate, legal representatives, successors and permitted assigns and shall inure to the benefit of the Company, and its successors and assigns.

     (i)   Any legal suit, action or proceeding arising out of or relating to this Subscription Agreement or the transactions contemplated hereby shall be instituted exclusively in the Circuit Court in and for Santa Barbara County, California. The parties hereto hereby: (i) waive any objection which they may now have or hereafter have to the venue of any such suit, action or proceeding, and (ii) irrevocably consent to the jurisdiction of the Circuit Court in and for Santa Barbara County, California.

     (j)   If any provision of this Subscription Agreement is held to be invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed modified to conform with such statute or rule of law. Any provision hereof that may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provisions hereof.

     (k)   The parties understand and agree that money damages would not be a sufficient remedy for any breach of this Subscription Agreement by the Company or the Subscriber and that the party against which such breach is committed shall be entitled to equitable relief, including an injunction and specific performance, as a remedy for any such breach, without the necessity of establishing irreparable harm or posting a bond therefor. Such remedies shall not be deemed to be the exclusive remedies for a breach by either party of this Subscription Agreement but shall be in addition to all other remedies available at law or equity to the party against which such breach is committed.

     (l)   This Agreement may be amended, and the observance of any provision may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of each party to be bound by such an amendment or waiver. No provision of this Agreement will be deemed to have been waived unless a waiver is contained in a written notice given to the party claiming waiver has occurred, and no waiver shall be deemed to be a waiver of any other or further obligation or liability of the party in whose favor the waiver was given. It is understood that this Agreement is not binding on the Company until the Company accepts it, which acceptance is at the sole discretion of the Company and shall be noted by execution of this Agreement where indicated. Subscriber hereby acknowledges that this Agreement may not be revoked by the Subscriber. Subscriber agrees that if this Agreement is accepted, Subscriber shall, and Subscriber hereby elects to, execute any and all further documents necessary in connection with this Agreement.

     (m)   All representations and warranties contained in this Agreement or made in writing by Subscriber or by the Company in connection with this Agreement or the Subscription Documents will survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of the Company or Subscriber, and the issuance and sale of the Notes.

     (n)   This Agreement and the representations and warranties contained herein will be binding upon and inure to the benefit of and be enforceable by the respective successors and permitted assigns of Subscriber and the Company.

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$9,400**
Maximum Amount	**1,070**	**$1,070,000**	**$1,005,800**

      (o)   Whenever notice is required or permitted by this Agreement to be given, it shall be in writing. When notice is given to Subscriber, it shall be pursuant to the instructions set forth in Subscriber's Notification Information Page or to an update thereto as Subscriber shall provide to the Company in writing. When notice is given to the Company, it shall be sent to Green Growth Real Estate LLC 1441 L ST NW Washington, DC 20005 or to another address as the Company shall provide to the Subscriber in writing. Electronic mail is permitted as a means to give notice. Notice given by electronic mail shall be effective upon receipt, if confirmed. Notice given by mail or personal delivery shall be effective upon delivery. Notices received on non–business days in the jurisdiction of the addressee are not deemed effective until the next business day. A copy of all notices sent to the Company shall be delivered with an email copy to invest@greengrowthrealestate.com

      (p)   Subscriber irrevocably constitutes and appoints the Company's manager with full power of substitution, as the undersigned's true and lawful representative and attorney-in fact for the undersigned with respect to the Company and the Notes, granting unto such attorney-in-fact full power and authority on behalf and in the name, place and stead of the Subscriber to make, execute, acknowledge, deliver, answer to, file and record in all necessary or appropriate places any documents, tax elections, certificates or instruments which may be considered necessary or desirable by the Company to carry out fully the provisions of this Agreement and the Memorandum. The foregoing is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death, incompetence or incapacity of Subscriber. Subscriber hereby agrees to be bound by all of the actions of the Company's manager as attorney-in-fact and irrevocably waives any and all defenses which may be available to the Subscriber to contest, negate or disaffirm the actions of the Company's manager or officers, or successors under this Power of Attorney, and hereby ratifies and confirms all acts which said attorney-in-fact may take as attorney-in-fact hereunder in all respects, as though performed by the Subscriber.

      (q)   All pronouns and any variations thereof used herein shall be deemed to refer to the masculine, feminine, singular or plural, as identity of the person or persons may require.

      (r)   This Subscription Agreement may be executed in counterparts and by facsimile, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Green Growth Real Estate, LLC
1441 L ST NW
Washington, District of Columbia 20005
301-686-5162

OFFERING STATEMENT

100 Units of Convertible Notes at $100 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$9,400**
Maximum Amount	**1,070**	**$1,070,000**	**$1,005,800**

IN WITNESS WHEREOF, Subscriber has caused this Subscription Agreement to be executed as of the date indicated below.

$________________________

Purchase Price

____________________________________ Print or Type Name

____________________________________ Print or Type Name (Joint-owner)

____________________________________ Signature

____________________________________ Signature (Joint-owner)

____________________________________ Date

____________________________________ Date (Joint-owner)

Acceptance:

IN WITNESS WHEREOF, the Company has caused this Subscription Agreement to be executed, and the foregoing subscription accepted, as of the date indicated below, as to an aggregate of $__________ of the Company's Note.

Green Growth REAL ESTATE LLC.

By: ___________________________________
Neil Parsan
Managing Director